July 14, 2010

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Stop 4631

Washington, D.C. 20549

Attention:	Ernest Greene, Staff Accountant
Melissa Rocha, Staff Accountant
Jessica Kane, Staff Attorney
Andrew Schoeffler, Staff Attorney

Re:	Textainer Group Holdings Limited
Form 20-F for the Fiscal Year Ended December 31, 2009 Filed March 17, 2010 (the “2009 Form 20-F”)
File No. 1-33725

Ladies and Gentlemen:

Textainer Group Holdings Limited (“we” or “the Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (“the Commission”) received by letter dated June 30, 2010, relating to the above-referenced filing.

All notices and orders regarding this letter should be sent to:

Textainer Group Holdings Limited
c/o Textainer Equipment Management (U.S.) Limited
Attention: Ernest J. Furtado
650 California Street, 16th floor
San Francisco, CA 94108
Phone: (415) 658-8223
Fax: (415) 434-0599
Email: ejf@textainer.com

For the Staff’s convenience, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 3. Key Information

A. Selected Financial Data, page 4

1.

You indicate that EBITDA provides useful information on your earnings from ongoing operations, your ability to service your long-term debt and other fixed obligations and your ability to fund your expected growth with internally generated funds. Given that EBITDA is an indicator of the amount of cash flow you have available to service your debt obligations, it appears that this measure may be used as a liquidity measure in addition to a performance measure. Please

Securities and Exchange Commission

Re: Textainer Group Holdings Limited

July 14, 2010

disclose, if true, that you use this amount as a liquidity measure and reconcile EBITDA to cash flows from operating activities in addition to net income (loss). Please ensure that you discuss all material limitations of your measurement of EBITDA. For example, there may be additional non-discretionary expenditures that have not been included in your determination of EBITDA. Refer to Compliance and Disclosures Interpretation 102.06 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Company Response to Staff Comment No. 1:

The Company advises the Staff that the Company does use EBITDA as a liquidity measure in addition to a performance measure and, in future filings, will disclose this fact and provide a reconciliation of EBITDA to cash flows from operating activities in addition to net income (loss) in Item 3. “Key Information—Selected Financial Data.” In addition, the Company will ensure that it discusses all material limitations of its measurement of EBITDA. The Company does not have any additional material non-discretionary expenditures that should be included in the Company’s determination of EBITDA. An example of how such revised disclosure would look (marked to show the types of changes that we would expect to make to the relevant disclosure that was included in the 2009 Form 20-F, with deletions indicated by strikethrough text and additions indicated by underlined text) is as follows:

EBITDA (defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and interest expense, realized and unrealized (gains) losses on interest rate swaps and caps, net, income tax expense (benefit), net income attributable to the noncontrolling interest and depreciation and amortization expense) is not a financial measure calculated in accordance with United States generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. EBITDA is presented solely as a supplemental disclosure because management believes that it may be a useful performance measure that is widely used within our industry. EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison. We believe EBITDA provides useful information on our earnings from ongoing operations, our ability to service our long-term debt and other fixed obligations, and our ability to fund our expected growth with internally generated funds. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. EBITDA has material limitations as follows:

•	EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

Securities and Exchange Commission

Re: Textainer Group Holdings Limited

July 14, 2010

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•	although depreciation is a non-cash charge, the assets being depreciated may be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements;

•	EBITDA is not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

The following is a reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders to EBITDA and a reconciliation of net cash provided by operating activities to EBITDA:

	Fiscal Year Ended December 31,
	2009	2008	2007	2006	2005
	(Dollars in thousands) (Unaudited)
Reconciliation of EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$90,776	$85,241	$67,668	$56,281	$62,979
Adjustments:
Interest income	(61)	(1,482)	(3,422)	(2,286)	(1,086)
Interest expense	11,750	26,227	37,094	33,083	27,491
Realized losses (gains) on interest rate swaps and caps, net	14,608	5,986	(3,204)	(2,848)	4,153
Unrealized (gains) losses on interest rate swaps, net	(11,147)	15,105	8,274	574	(8,688)
Income tax expense (benefit)	3,471	(871)	6,847	4,299	4,662
Net income attributable to the noncontrolling interest	14,554	8,681	16,926	19,499	22,393
Depreciation expense	48,473	48,900	48,757	54,330	60,792
Amortization expense	7,080	6,979	3,677	1,023	—
Impact of reconciling items on net income attributable to the noncontrolling interest	(10,823)	(17,020)	(28,595)	(31,598)	(28,636)

EBITDA	$168,681	$177,746	$154,022	$132,357	$144,060

Securities and Exchange Commission

Re: Textainer Group Holdings Limited

July 14, 2010

	Fiscal Year Ended December 31,
	2009	2008	2007	2006	2005
	(Dollars in thousands) (Unaudited)
Reconciliation of EBITDA:
Net cash provided by operating activities	$99,694	$136,409	$141,832	$120,848	$126,945
Adjustments:
Bad debt expense, net	(3,304)	(3,663)	(1,133)	(664)	(91)
Amortization of debt issuance costs	(2,176)	(2,693)	(1,395)	(1,405)	(3,323)
Amortization of acquired above-market leases	(1,456)	(963)	—	—	—
Amortization of deferred revenue	4,462	—	—	—	—
Amortization of unearned income on direct financing and sales-type leases	8,625	5,855	2,602	2,580	2,660
Gains on sale of containers and lost military containers, net	12,215	17,899	18,183	9,558	10,456
Gain on early extinguishment of debt	19,398	—	—	—	—
Share-based compensation expense	(3,493)	(3,022)	(911)	(285)	(1,391)
Interest income	(61)	(1,482)	(3,422)	(2,286)	(1,086)
Interest expense	11,750	26,227	37,094	33,083	27,491
Realized losses (gains) on interest rate swaps and caps, net	14,608	5,986	(3,204)	(2,848)	4,153
Income tax expense (benefit)	3,471	(871)	6,847	4,299	4,662
Increase (decrease) in:
Accounts receivable, net	22,872	8,303	4,473	(215)	(3,836)
Containers held for resale	(429)	(2,292)	(702)	(334)	3,523
Prepaid expenses and other current assets	(1,538)	(2,444)	411	(1,293)	(5,539)
Due from affiliates, net	87	30	(6)	(36)	(372)
Other assets	805	2,249	381	1,281	5,520
Decrease (increase) in:
Accounts payable	(4,156)	(310)	6	3,153	(3,218)
Accrued expenses	210	903	1,357	8,020	754
Deferred revenue	3,581	—	—	—	—
Due to owners, net	(3,264)	7,142	(11,449)	(559)	5,701
Long-term income tax payable	(2,582)	(341)	(7,821)	(7,912)	—
Deferred taxes, net	185	1,844	(526)	(1,030)	(313)
Impact of reconciling items on net income attributable to the noncontrolling interest	(10,823)	(17,020)	(28,595)	(31,598)	(28,636)

EBITDA	$168,681	$177,746	$154,022	$132,357	$144,060

Securities and Exchange Commission

Re: Textainer Group Holdings Limited

July 14, 2010

Item 4. Information on the Company

A. History and Development of the Company, page 29

2.	In future filings, please provide the name and address of the Company’s agent in the United States. See Item 4.A of Form 20-F.

Company Response to Staff Comment No. 2:

The Company advises the Staff that, in future filings, it will provide the name and address of the Company’s agent in the United States as required by Item 4.A of Form 20-F in Item 4. “Information on the Company—History and Development of the Company”.

B. Business Overview, page 32

3.	In future filings, please include a breakdown of total revenues by category of activity and geographic market for each of the last three financial years. See Item 4.B. of Form 20-F.

Company Response to Staff Comment No. 3:

The Company advises the Staff that, in future filings, it will include a breakdown of total revenues by category of activity for each of the last three financial years as required by Item 4.B of Form 20-F in Item 4. “Information on the Company—Business Overview” and consistent with the presentation of total revenue disclosure that was included in Note 12 “Segment Information” to the Company’s audited financial statements included in the 2009 Form 20-F (pages F-31 and F-32).

The Company also advises the Staff that it has considered the Staff’s comment that the Company include a breakdown of total revenues by geographic market. As discussed in Note 12 “Segment Information” to the Company’s audited financial statements included in the 2009 Form 20-F (page F-32), the shipping lines that lease the Company’s containers use them in global trade utilizing many worldwide trade routes. Once a container is placed on lease with a shipping line the Company has no visibility as to where or how the shipping line is using it. In addition, since many of these shipping lines operate globally, the domicile of the shipping line is not an indication of where the containers are being used. For this reason, it is not possible to provide an accurate breakdown of revenues by geographic market. The Company will include disclosure to this effect in Item 4. “Information on the Company—Business Overview” in future filings.

Item 5. Operating and Financial Review and Prospects

2010 Outlook, page 51

4.

On page 52, you indicate that you expect to resume buying significant quantities of new standard dry freight containers in 2010 and have already ordered 33,370 TEU for delivery through May 2010. Please disclose, in future filings, how much you intend to spend on capital expenditures for

Securities and Exchange Commission

Re: Textainer Group Holdings Limited

July 14, 2010

the 2010 fiscal year, including your commitments to purchase containers. Please confirm that all of your container commitments including dry freight and refrigerated freight are included in your table of contractual obligations. Otherwise, please revise your table of contractual obligations accordingly.

Company Response to Staff Comment No. 4:

The Company advises the Staff that it cannot provide meaningful disclosure of how much it intends to spend on capital expenditures for a fiscal year because the Company believes that such disclosure would be speculative as those plans change frequently along with market conditions. At the time that the Company files its annual report on Form 20-F for a fiscal year, the Company cannot accurately predict what it intends to buy for the full year because the order cycle for new containers is generally only about two months so the Company has significant flexibility to adjust its orders for new containers as market conditions dictate.

The Company notes the Staff’s comment regarding the Company’s container commitments and confirms that all of the Company’s container commitments, including dry freight and refrigerated freight, are included in the Company’s table of contractual obligations.

Critical Accounting Policies and Estimates

Accounting for Container Leasing Equipment—Impairment, page 62

5.	Containers, net of accumulated depreciation comprised approximately 79% of your total assets as of December 31, 2009. In the interest of providing readers with better insight into management’s judgments in accounting for these assets, please revise future filings to address the following and provide us with an example of how your revised disclosures will look:

•	Explain how you group containers held for use when testing for recoverability;

•	Explain how you determine when containers held for use should be tested for impairment and how frequently you evaluate the types of events and circumstances that may indicate impairment;

•

Explain the difference between containers held for sale and containers identified for sale. Expand your disclosure to include how you determine when containers held for sale and containers identified for sale should be tested for impairment. Please also disclose how you determine that an impairment exists;

•	Describe your methodology for estimating the fair value of your containers held for use; and

•	Explain how the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes.

Company Response to Staff Comment No. 5:

The Company advises the Staff that while Containers, net represent the majority of our assets and, thus impairment warrants discussion in our critical accounting policies, impairment of held for use containers is rare in our industry. The Company has never had an impairment of held for use containers. Impairments

Securities and Exchange Commission

Re: Textainer Group Holdings Limited

July 14, 2010

are rare primarily because there is limited obsolescence risk for shipping containers which are built to standard size specifications. In addition, residual values are a high percentage of original equipment cost so, on an undiscounted cash flow analysis, it is unlikely that an impairment test would fail. It has been our experience that containers held for use until the end of their useful lives are typically sold by the Company at their residual values or for a modest profit.

When the Company decides to sell containers there can be impairments due to the location of the containers and the residual values in that location. These write-downs are recorded each quarter but historically have not been significant at between 0.5% and 2% of income before tax. The Company advises the Staff that it will revise future filings to address Staff’s comments in Item 5. “Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Accounting for Container Leasing Equipment.” However, the Company does not consider quantitative disclosure of estimates and assumptions useful to the user of our Annual Report because impairments of containers held for use have not occurred and impairments of containers held for sale have not been significant.

Finally, please note that containers held for sale and containers identified for sale refer to the same containers—containers that were used in our leasing operations but a decision has been made to sell the containers. In future filings, we will use the same terminology in all locations. An example of how such revised disclosure would look (marked to show the types of changes that we would expect to make to the relevant disclosure that was included in the 2009 Form 20-F, with deletions indicated by strikethrough text and additions indicated by underlined text) is as follows:

“Impairment. ~~We periodically~~ On a quarterly basis we evaluate our containers held for use in our leasing operation to determine whether there has been any event such as a decline in results of operations or residual values that would cause the book value of our containers held for use to be impaired ~~based on the age and location of those containers~~. This evaluation is performed at the lowest level of identifiable cash flows which we have determined to be groups of containers based on equipment type and year of manufacture. Any such impairment would be expensed in our results of operations. Impairment exists when the estimated future undiscounted cash flows to be generated by an asset group are ~~estimated to be~~ less than the net book value of that asset group. Were there to be a triggering event that may indicate impairment, undiscounted future cash flows would be compared to the book values of the corresponding asset group. Estimated undiscounted cash flows would be based on historical lease operating revenue and expenses and historical residual values, adjusted to reflect current market conditions. The Company has never recorded an impairment for any container while classified as held for use, see below for discussion of Containers Held for Sale. If impairment did exist~~s~~, the containers ~~are~~would be written down to their fair value. This fair value would then become~~s~~ the containers’ new cost basis and ~~is~~would be depreciated over their remaining useful life in marine services to their estimated residual values. Any impairment charge would result in decreased net income.

Securities and Exchange Commission

Re: Textainer Group Holdings Limited

July 14, 2010

Containers Held for Sale. We also evaluate all off-lease containers to determine whether the containers will be repaired and returned to service or sold based upon what we estimate will be the best economic alternative. If we designate a container as held for sale, depreciation on the container ceases, and the container is reported at the lower of (1) its recorded value or (2) the amount we expect to receive upon sale (less the estimated cost to sell the container). Containers held for sale are evaluated for impairment on a quarterly basis based on sale prices for similar types of equipment in the locations in which the containers are stored. Any write-down of containers held for sale is reflected in our statement of operations as an expense. If a large number of containers are ~~identified~~designated as held for sale or prices for used containers drop, impairment charges for containers held for sale may increase which would result in decreased net income.”

B. Liquidity and Capital Resources, page 63

6.	On page 25, you disclose that you are a holding company with no material direct operations and you rely on your operating subsidiaries to provide you with funds necessary to meet your financial obligations and to pay dividends. Please enhance your liquidity disclosure, in future filings, to discuss the specific restrictions that your subsidiaries may have regarding paying dividends or otherwise making funds available to you. Please also disclose that you rely on your subsidiaries cash flows and the impact on your liquidity if your subsidiaries are not allowed to make funds available to you.

Company Response to Staff Comment No. 6:

The Company advises the Staff that it will enhance its liquidity disclosure, in future filings, to discuss any specific restrictions that its subsidiaries may have regarding paying dividends or otherwise making funds available to the Company. The Company’s board of directors takes a fresh view every quarter and sets its dividend subject to various factors including cash needs for opportunities that may be available to the Company. One of the Company’s subsidiaries also has a revolving credit facility that prohibits the Company from paying dividends in excess of 70 percent of the Company’s annual net income. The Company will disclose these facts, along with the fact that it relies on its subsidiaries’ cash flows and that those cash flows can impact the Company’s liquidity if its subsidiaries are not allowed to make funds available to the Company in Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources” in future filings.

7.

We note your disclosure on page 65 indicates that under the terms of your 2008 credit facility, you are required to maintain a minimum consolidated tangible net worth, a consolidated leverage ratio and a minimum consolidated debt service ratio. If it becomes reasonably likely that you may not comply with any material covenant, please present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum ratios/amounts required as of each reporting date. Such presentation will allow investors to more easily

Securities and Exchange Commission

Re: Textainer Group Holdings Limited

July 14, 2010

understand your current ability to meet your financial covenants. It may also be necessary to show specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if applicable. See Sections I.D. and IV.C of the SEC Interpretive Release No. 33-8350. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

Company Response to Staff Comment No. 7:

The Company advises the Staff that in the event it becomes reasonably likely that it will not comply with any material covenant under the terms of its 2008 credit facility, it will disclose, for its most significant and restrictive covenants, actual ratios and other actual amounts and compare these to the minimum/maximum ratios/amounts required as of each reporting date in Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources” in future filings. The Company will also consider the need to disclose specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, when applicable, in accordance with Sections I.D. and IV.C of the SEC Interpretive Release No. 33-8350. The Company also advises the Staff that it has not had an event in which it has become reasonably likely that the Company will not comply with any material covenant under the terms of its 2008 credit facility. The Company supplementally advises the Staff that it will also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in its debt agreements in the aforementioned section of future filings.

Operating Activities, page 67

8.	Cash flows provided by operating activities was $99.7 million for the year ended December 31, 2009 compared to cash flows provided by operating activities of $136.4 million for the year ended December 31, 2008. You disclose that the decrease in cash from operating activities was primarily due to a decrease in net income attributable to Textainer Group Holdings Ltd. common holders excluding unrealized gains (losses) on interest rate swaps, net and an increase in accounts receivable. However, you have merely listed the components that resulted in the decrease in your cash flows from operations. Please expand this disclosure, in future filings, to discuss the components that resulted in the decrease in cash flows from operations as well as the underlying reasons for changes in these components, with specific discussions for accounts receivable, accounts payable, deferred revenues and due to owners.

Company Response to Staff Comment No. 8:

The Company advises the Staff that, in future filings, it will discuss the components that result in an increase or decrease in cash flows from operations, as well as, the underlying reasons for changes in those components, with specific discussions for accounts receivable, accounts payable, deferred revenues and due to owners in Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Operating Activities.” The primary reason for the decrease in cash flows provided by operating activities for

Securities and Exchange Commission

Re: Textainer Group Holdings Limited

July 14, 2010

the year ended December 31, 2009 compared to cash flows provided by operating activities for the year ended December 31, 2008 was a decrease in net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized gains (losses) on interest rate swaps, net, a greater increase in accounts receivable due to the reasons discussed in item nine below, partially offset by a greater decrease in accounts payable and due to owners, net due to larger payments to our vendors and owners.

9.	We note that your accounts receivable balance increased 40% from fiscal 2008 to fiscal 2009, which significantly impacted your cash flows from operations. We also note that this increase in accounts receivable is not consistent with the decrease in revenues from fiscal 2008 to fiscal 2009. Please tell us and disclose, in future filings, the underlying reasons for the significant increase in accounts receivable as well as the reasons for the significant increase in your allowance for doubtful accounts. We note on page 45 your disclosure of your credit policies over contracts and that some of your customers maybe on a “watch” list. Please revise your critical accounting policy, in future filings, to describe in detail this credit policy and specifically address the impact your policies have on the outstanding accounts receivable balance.

Company Response to Staff Comment No. 9:

The Company advises the Staff that the $19.6 million increase in the Company’s accounts receivable balance from fiscal 2008 to fiscal 2009 was primarily due to the Company recording a $14.1 million receivable for the early termination of leases that took place in December of 2009. This amount was received in the first week of January 2010. The remaining $5.5 million increase was due to an increase in the average days sales outstanding as several lessees took longer to pay their invoices due to more difficult trading conditions in the shipping line industry. The increase in the allowance for doubtful accounts was due to an increase in specific and general reserves resulting from an increase in the number of days the Company’s lessees were past due. The Company advises the Staff that it will disclose the reasons for these fluctuations in future filings in Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Operating Activities.” The Company also advises the Staff that, in future filings, it will revise its critical accounting policies to describe its credit policy, in detail, and specifically address the impact that it has on the Company’s outstanding accounts receivable balance.

Directors and Senior Management, page 69

10.	In future filings, please describe any arrangement or understanding with major shareholders, customers, suppliers, or others, pursuant to which any person referred to in this section was selected as a director or member of senior management. See Item 6.A.5 of Form 20-F. We note your disclosure on page 76 that you entered into a management agreement with Halco for provision of management services in connection with certain directors acting as representatives of Halco.

Company Response to Staff Comment No. 10:

Securities and Exchange Commission

Re: Textainer Group Holdings Limited

July 14, 2010

The Company advises the Staff that, in future filings, it will describe, as required by Item 6.A.5 of Form 20-F, any arrangements or understandings with major shareholders, suppliers, or others, pursuant to which any person referred to in Item 6. “Directors, Senior Management and Employees—Directors and Senior Management,” such as the Company’s management agreement with Halco for the provision of management services in connection with certain directors acting as representatives of Halco.

Major Shareholders, page 78

11.	In future filings, please provide information as to the portion of each class of securities held in the host country and the number of record holders in the host country. See Item 7.A.2. of Form 20-F.

Company Response to Staff Comment No. 11:

The Company advises the Staff that, in future filings, it will provide information as to the portion of each class of securities held in its host country (Bermuda) and the number of record holders in that country in Item 7. “Major Shareholders and Related Party Transactions—Major Shareholders.”

Offer and Listing Details, page 83

12.	In future filings, please provide the high and low market prices for each full financial quarter for the two most recent full financial years. See Item 9.A.4. of Form 20-F.

Company Response to Staff Comment No. 12:

The Company advises the Staff that it will disclose the high and low market prices for each full financial quarter for the two most recent full financial years in Item 9. “The Offer and Listing—Offer and Listing Details” in future filings.

Disclosure Controls and Procedures, page 96

13.	We note the disclosure in the second paragraph that your disclosure controls and procedures are designed to provide “reasonable assurance” of achieving their stated objectives. We also note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective. Please confirm to us, and revise future filings to clarify, if true, that these officers concluded that your disclosure controls and procedures were effective at the reasonable assurance level.

Company Response to Staff Comment No. 13:

The Company advises the Staff that its chief executive officer and chief financial officer concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level for the fiscal year ended December 31, 2009. The Company will also revise future filings to clarify, if true, that these officers concluded that the Company’s disclosure controls and procedures were effective at the reasonable

Securities and Exchange Commission

Re: Textainer Group Holdings Limited

July 14, 2010

assurance level in Item 15. “Controls and Procedures—Management’s Annual Report on Internal Control Over Financial Reporting.”

* * * * *

As requested by the Staff, in connection with the Company’s responses, the Company acknowledges that—

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me (415/658-8223) or ejf@textainer.com. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention. Thank you for your assistance.

Very truly yours,

TEXTAINER GROUP HOLDINGS LIMITED

/s/ Ernest J. Furtado
Ernest J. Furtado
First Vice President, Senior Vice President, Chief Financial Officer and Secretary

Cc:	John W. Campbell III, Morrison & Foerster LLP

Richard H. Robins, KPMG LLP